SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO.  11
SCHEDULE 13D/A

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Engex, Inc.
(Name of Issuer)
COMMON STOCK, $.10 PAR VALUE
(Title of Class of Securities)
292851102
(CUSIP Number)
David Selengut, Esq.
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY 10017
(212) 370-1300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.      ☐

Note:  schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 292851102	Page 2 of 6 pages

1	NAME OF REPORTING PERSON J. Morton Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* See Item #3 herein
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 709,869
BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 709,869
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 292851102	Page 3 of 6 pages

1	NAME OF REPORTING PERSON Rosalind Davidowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* See Item #3 herein
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 343,908
BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 343,908
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,777
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 292851102	Page 4 of 6 pages

1	NAME OF REPORTING PERSON Rivkalex Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* See Item #3 herein
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	7	SOLE VOTING POWER 167,429
BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 167,429
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

J. Morton Davis,  Rosalind  Davidowitz  and Rivkalex Corporation ("Rivkalex"), (collectively, the "Reporting Parties") hereby amend the following  Items in their  statement  on Schedule 13D relating to the common stock,  $.10 par value ("shares") of Engex, Inc. (the "Issuer") as follows:

Item 3. is hereby amended by adding the following new paragraph thereto:

Since the previously filed Schedule 13D, Amendment No. 10, Rosalind Davidowitz used her personal funds to purchase 17,084 additional shares.

Item 4. is hereby partially amended as follows:

The purchases were for investment purposes only and not to effect any plan described in (a) - (j) of Item 4.

Item 5. (a) is hereby amended in its entirety as follows:

As of May 1, 2013, Mr. Davis may be deemed to beneficially own 1,053,777 shares (4) or 65% of the Issuer's shares as follows: (i) 58,854 shares owned by D.H. Blair Investment Banking Corp. ("Blair Investment"), a corporation wholly-owned by Mr. Davis, (ii) 167,429 shares owned by Rivkalex Corporation, a corporation wholly-owned by Mrs. Davidowtiz, (iii) 176,479 shares owned by Rosalind  Davidowitz, and (iv) 651,015 shares owned directly by J. Morton Davis.

As of May 1, 2013, Rosalind Davidowitz may be deemed to beneficially own 1,053,777 shares or 65% of the Issuer's shares as indicated in (i) - (iv) above.(5).

As of May 1, 2013, Rivkalex may be deemed to beneficially own 167,429 shares or 10.2% of the Issuer's shares.

(c) Rosalind Davidowitz made the following purchases since the previously filed 13d.

Date	Purchase/Sale	Amount of Shares	Price
November 30, 2011	Purchase	700 shares	$2.18
October 16, 2012	Purchase	306 shares	$1.71
October 17, 2012	Purchase	1,000 shares	$1.71
October 18, 2012	Purchase	500 shares	$1.71
October 23, 2012	Purchase	400 shares	$1.68
October 25, 2012	Purchase	205 shares	$1.68
November 30, 2012	Purchase	1,123 shares	$1.82
December 3, 2012	Purchase	1,100 shares	$1.82
December 6, 2012	Purchase	100 shares	$1.97
December 6, 2012	Purchase	100 shares	$2.00
December 6, 2012	Purchase	53 shares	$2.00
December 31, 2012	Purchase	604 shares	$2.06
February 14, 2013	Purchase	300 shares	$2.47
February 14, 2013	Purchase	1,300 shares	$2.65
February 19, 2013	Purchase	1,850 shares	$2.40
February 20, 2013	Purchase	36 shares	$2.50
February 27, 2013	Purchase	1,600 shares	$2.95
April 3, 2013	Purchase	81 shares	$2.55
April 26, 2013	Purchase	1,200 shares	$3.05
April 26, 2013	Purchase	1,100 shares	$3.06
April 26, 2013	Purchase	300 shares	$3.07
April 30, 2013	Purchase	500 shares	$3.05
April 30, 2013	Purchase	700 shares	$3.06
May 1, 2013	Purchase	1,200 shares	$2.75
May 1, 2013	Purchase	726 shares	$2.75
	Total	17,084 shares

All the purchases were made in the open market.

(4)  Although Mr. Davis is including securities owned by Rosalind Davidowitz and Rivkalex in the aggregate amount of shares owned by him, filing of this statement shall not be deemed an admission by J. Morton  Davis that he beneficially owns the securities  attributed  to Rosalind Davidowitz or Rivkalex for any purpose.  J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rosalind Davidowitz and Rivkalex.

(5)  Although Mrs. Davidowitz is including securities owned by J. Morton Davis and Blair Investment in the aggregate amount of shares owned by her, filing of this statement shall not be deemed an admission by Mrs. Davidowitz that she beneficially owns the securities attributed to J. Morton Davis or Blair Investment for any purpose.  Mrs. Davidowitz expressly disclaims beneficial ownership of all securities held by J. Morton Davis and Blair Investment.

Page 5 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	May 2, 2013
New York, New York

/s/ J. Morton Davis
J. Morton Davis

Date:	May 2, 2013
New York, New York

/s/ Rosalind Davidowitz
Rosalind Davidowitz

Date:	May 2, 2013
New York, New York

Rivkalex Corporation

/s/ Rosalind Davidowitz
Rosalind Davidowitz

Page 6 of 6 pages